The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling

1-877-858-5407.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus may be based on preliminary assumptions about the pool assets and the structure. Any such assumptions are subject to change.

The information in this free writing prospectus may reflect parameters, metrics or scenarios specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any parameters, metrics or scenarios specifically required by you.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.

You may withdraw your indication of interest at any time.

FINAL TERMS OF THE OFFERED CERTIFICATES

OFFERED CERTIFICATES

CLASS	INITIAL CLASS PRINCIPAL AMOUNT (1)	INITIAL CERTIFICATE INTEREST RATE	SUMMARY INTEREST RATE FORMULA	DESIGNATION	S&P RATING(6)	MOODY’S RATING (6)
Class A-1	$553,940,000	5.600%	Variable-Rate (2)	Super Senior	AAA	Aaa
Class A-2	$86,131,000	5.660%	Variable-Rate (2)	Senior Support	AAA	Aaa
Class M-1	$11,146,000	5.700%	Variable-Rate (2)	Mezzanine	AA+	Aa1
Class M-2	$2,702,000	5.740%	Variable-Rate (2)	Mezzanine	AA+	Aa2
Class M-3	$2,364,000	5.870%	Variable-Rate (2)	Mezzanine	AA	Aa3
Class M-4	$2,365,000	6.120%	Variable-Rate (2)	Mezzanine	AA	A1
Class M-5	$2,364,000	6.420%	Variable-Rate (2)	Mezzanine	AA	A2
Class M-6	$2,365,000	6.570%	Variable-Rate (2)	Mezzanine	AA	A3
Class B-1	$2,364,000	6.570%	Variable-Rate (2)	Subordinate	AA-	Baa1
Class B-2	$2,364,000	7.320%	Variable-Rate (2)	Subordinate	A+	Baa2
Class B-3	$3,381,000	7.320%	Variable-Rate (2)	Subordinate	A-	Baa3
Class A-R	$100	(3)	(3)	Senior/Residual	AAA	Aaa
NON-OFFERED CERTIFICATES
Class CE	(4)	(3)	(3)	Excess Cash Flow	(7)	(7)
Class P	$100	(3)	(3)	Prepayment Penalties(5)	AAA	Aaa

(1)

These balances are approximate and are subject to an increase or decrease of up to 5%, as described in this prospectus supplement.

(2)

On any distribution date, the per annum certificate interest rate applicable to each such class of certificates is equal to the least of (a) one-month LIBOR plus the certificate margin applicable to such class for such distribution date (as set forth below); (b) the weighted average of the net interest rates on the mortgage loans (adjusted for net swap payments and certain swap termination payments owed to the swap provider for such distribution date and the actual number of days in the related accrual period); and (c) 11.50%.  The certificate margins are as follows:

Class	For any Distribution Date on or prior to the Optional Clean-Up Call Date	For any Distribution Date after the Optional Clean-Up Call Date
Class A-1	0.280%	0.560%
Class A-2	0.340%	0.680%
Class M-1	0.380%	0.570%
Class M-2	0.420%	0.630%
Class M-3	0.550%	0.825%
Class M-4	0.800%	1.200%
Class M-5	1.100%	1.650%
Class M-6	1.250%	1.875%
Class B-1	1.250%	1.875%
Class B-2	2.000%	3.000%
Class B-3	2.000%	3.000%

(3)

 The Class A-R, Class P and Class CE Certificates will not be entitled to payments in respect of accrued interest.

(4)

The Class CE Certificates will not have a principal balance, but will be entitled to certain net monthly excess cashflow as described under “Description of the Certificates”.

(5)

The Class P Certificates will be entitled to all prepayment penalties or charges received in respect of certain of the mortgage loans.

(6)

The ratings are not recommendations to buy, sell or hold these certificates.  A rating may be changed or withdrawn at any time by the assigning rating agency. The ratings do not address the possibility that, as a result of principal prepayments, the yield on your certificates may be lower than anticipated. We refer you to “Ratings” in this prospectus supplement for a more complete discussion of the certificate ratings.

(7)

Such rating agency has not been asked to rate these certificates.

The Mortgage Pass-Through Certificates, Series 2007-S1 will also have the following characteristics:

CLASS	RECORD DATE(1)	DELAY/ ACCRUAL PERIOD(2)	INTEREST ACCRUAL CONVENTION	EXPECTED FINAL DISTRIBUTION DATE (3)	FINAL SCHEDULED DISTRIBUTION DATE (4)	MINIMUM DENOMINATION (5)	INCREMENTAL DENOMINATIONS	CUSIP
Class A-1	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AA 2
Class A-2	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AB 0
Class M-1	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AC 8
Class M-2	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AD 6
Class M-3	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AE 4
Class M-4	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AF 1
Class M-5	DD	0	Actual/360	May 2015	June 2037	$100,000	$1	466275 AG 9
Class M-6	DD	0	Actual/360	November 2014	June 2037	$100,000	$1	466275 AH 7
Class B-1	DD	0	Actual/360	April 2014	June 2037	$100,000	$1	466275 AJ 3
Class B-2	DD	0	Actual/360	July 2013	June 2037	$100,000	$1	466275 AK 0
Class B-3	DD	0	Actual/360	August 2012	June 2037	$100,000	$1	466275 AL 8
Class A-R	CM	N/A	N/A	June 2007	June 2037	$100	(5)	466275 AM 6

NON-OFFERED CERTIFICATES

Class P	CM	N/A	N/A	March 2012	June 2037	$100	(5)	466275 AP 9
Class CE	CM	N/A	N/A	May 2015	June 2037	(5)	(5)	466275 AN 4

(1)

CM = For any distribution date, the close of business on the last business day of the calendar month preceding the month of the related distribution date.    DD = For any distribution date, the close of business on the business day immediately before that distribution date.

(2)

0 day = For any distribution date, the period from and including the 25th day of the month immediately preceding such distribution date (or in the case of the first distribution date, May 31, 2007) to and including the 24th day of the month of such distribution date.

(3)

Calculated as described in this prospectus supplement under “Description of the Certificates — Expected Final Distribution Date”

(4)

Calculated as described in this prospectus supplement under “Description of the Certificates — Final Scheduled Distribution Date”

(5)

The Class CE, Class A-R and Class P Certificate will be issued in definitive, fully registered form, representing the entire percentage interest of that class.